PRESIDIO FUNDS

12/28/2007 NAV: 14.15 Day Change: 0.03

Presidio Fund: PRSDX

2007 Income and Capital Gain Distributions

Record Date:	December 26, 2007
Ex-Dividend Date:	December 27, 2007
Payable Date:	December 27, 2007

No Ordinary Income Distribution

No Short-Term Capital Gains Distribution

Long-Term Capital Gains Distribution of $0.7134 per share

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-595-3166. Please obtain and carefully read the prospectus before investing.